UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL CNPJ No. 06.057.223/0001- 71

NIRE 33.3.002.7290-9

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 13, 2021 OF RECTIFICATION OF THE MINUTES OF BOARD OF DIRECTORS’ MEETING HELD ON APRIL 22, 2021

1.       DATE, TIME AND VENUE: on May 13, 2021, at 10:00 a.m. at the headquarter of Sendas Distribuidora S.A. (“Company”), at Avenida Ayrton Senna, No. 6.000, Lot 2, Pal 48959, Attachment A, Jacarepaguá, Zip Code 22775-005, City of Rio de Janeiro, State of Rio de Janeiro.

2.       BOARD: Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL AND ATTENDANCE: All members of the Company’s Board of Directors attended the meeting: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

4.       AGENDA: The Mr. Chairman started the Board of Directors’ Meeting (“RCA”) to resolve on (i) rectification, by the Board of Directors’, of the following resolutions (a) item 4; (b) item 5(i), (a); and (c) item 5, (i), (f), taken in the meeting of the Board of Directors’ held on April 22, 2021 (“First RCA”), which has approved the 2nd (second) issuance of simple unsecured debentures, not convertible into shares, in up to two series, of the Company (“Debentures” and “Issuance”, respectively), for public distribution with restricted efforts pursuant to the Brazilian Securities and Exchange Commission (“CVM”) No. 476, of January 16, 2009, as amended (“Restricted Offering” and “CVM Instruction 476”, respectively); (ii) the confirmation of all other provisions of the First RCA; and (iii) authorization and ratification to the Board of Executive Officers and other legal representatives of the Company for them to perform all acts and adopt all necessary measures for the formalization of the provision described below.

5.       RESOLUTION: Starting the meeting, the members of the Board of Directors examined the items contained in the Agenda and resolved, unanimously and without reservations:

(i)	Approve the retification of item 4, of Agenta, and Items 5, (i), (a), and 5 (i), (f), of Resolution, of the resolutions taken in the First RCA, which are replaced by the following terms:

“4. AGENDA: To resolve on (i) the holding, as well as the terms and conditions, of the 2nd (second) issuance of simple unsecured debentures, not convertible into shares, in up to two series, of the Company, in the total amount of R$ 1,600,000,000.00 (one billion and six hundred million Reais) (“Debentures” and “Issuance”, respectively), for public distribution with restricted efforts pursuant to the Brazilian Securities and Exchange Commission (“CVM”) No. 476, of January 16, 2009, as amended ( “Restricted Offering” and “CVM Instruction 476”, respectively)”;

5, (i), (a) Total Issuance Amount: the total Issuance amount shall be R$ 1,600,000,000.00 (one billion and six hundred million Reais), on the Issuance Date (as defined below);

5, (i), (f) Number of Debentures: 1,600,000 (one million and six hundred thousand) Debentures will be issued, and the number of Debentures to be allocated as first series Debentures (“First Series Debentures”) and/or as Debentures of second series (“Second Series Debentures”, and, together with the First Series Debentures, the Debentures), will be determined through the Bookbuilding Procedure, respecting the System of Communicating Vessels, provided that the effective issuance of the respective Series and the final amount of Debentures allocated, per series, will be formalized by means of an amendment to the Indenture, without the need, therefore, for corporate approval by the Company and/or the Debenture Holders. The effective number of Debentures can be freely allocated between the series themselves, without any minimum amount for any series, and any series may not be issued, depending on the result of the Bookbuilding Procedure

(ii)	Approve the ratification of all other First RCA’s terms and resolutions;

(iii)	Authorize the Board of Executive Officers and the Company’s other legal representatives to undertake all necessary acts for the implementation and documentation of the resolutions here adopted.

6.       APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the work was suspended for the drawing up of these minutes. After reopening the work, the present minutes was read and approved, having been signed by all attendees. São Paulo, May 13, 2021 Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Attending members of the Board of Directors: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

I hereby certify, for the legal purposes, that the present document has been drafted in its own books, under the terms of paragraph 3, article 130 of Law No. 6,404/76, as amended.

Jean Charles Henri Naouri
Chairman

Aline Pacheco Pelucio
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.